The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

[redacted]

08004111

July 30, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Correction of Explanatory Material Fiscal Year 2007 ended on Mar. 31, 2008

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 8/4

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

July 30, 2008

The Sumitomo Trust and Banking Co., Ltd.

Correction of Explanatory Material
Fiscal Year 2007 ended on Mar. 31, 2008

The Sumitomo Trust and Banking Co., Ltd. made following correction of the information in Explanatory Material Fiscal Year 2007 ended on Mar. 31, 2008. Correction made is listed below. This correction was already reflected to Explanatory Material Fiscal Year 2007 ended on Mar. 31, 2008 on our website.

P6

(4) Deferred hedge gains/losses of derivative transactions qualifying for hedge accounting
(Non-consolidated)

	Before Correction			After Correction		
	Millions of Yen			Millions of Yen		
	Mar. 2008	Mar. 2007	Change	Mar. 2008	Mar. 2007	Change
Interest rate related	851.1	-1,091.3	1,942.4	8,511	-10,913	19,424
Interest rate swaps	851.1	-1,091.3	1,942.4	8,511	-10,913	19,424
Currency related	16.5	-216.5	233.1	165	-2,165	2,331
Stock related	-283.7	-4.8	-278.9	-2,837	-48	-2,789
Total	583.9	-1,312.7	1,896.6	5,839	-13,127	18,966

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust and Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: +81-3-3286-4654

END